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                                                                                                                                           559-46-39 – 02
                                                                                                                                        REVISED

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 559-46-39 - 02

In favor of  Barclays Global Investors Funds and Master Investment Portfolio

It is agreed that:

1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Money Market Master Portfolio
Prime Money market Master Portfolio
Government Money Market Master Portfolio
Treasury Money Market Master Portfolio
LifePath Retirement Master Portfolio
LifePath 2010 Master Portfolio
LifePath 2020 Master Portfolio
LifePath 2030 Master Portfolio
LifePath 2040 Master Portfolio
LifePath 2050 Master Portfolio
Active Stock Master Portfolio
Core Alpha Bond Master Portfolio
S&P 500 Index Master Portfolio
Bond Index Master Portfolio
LifePath Retirement Portfolio – Class S
LifePath 2010 Portfolio – Class S
LifePath 2020 Portfolio – Class S
LifePath 2030 Portfolio – Class S
LifePath 2040 Portfolio – Class S
LifePath 2050 Portfolio – Class S
LifePath Retirement Portfolio – Class I
LifePath 2010 Portfolio – Class I
LifePath 2020 Portfolio – Class I
LifePath 2030 Portfolio – Class I
LifePath 2040 Portfolio – Class I
LifePath 2050 Portfolio – Class I
LifePath Retirement Portfolio – Class R
LifePath 2010 Portfolio – Class R
LifePath 2020 Portfolio – Class R
LifePath 2030 Portfolio – Class R
LifePath 2040 Portfolio – Class R
LifePath 2050 Portfolio – Class R

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Institutional Money Market Fund – Institutional Shares
Institutional Money Market Fund – Premium Shares
Institutional Money Market Fund – Select Shares
Institutional Money Market Fund – Trust Shares
Institutional Money Market Fund – Capital Shares
Institutional Money Market Fund – AON Captive Shares
Prime Money Market Fund – Institutional Shares
Prime Money Market Fund – Premium Shares
Prime Money Market Fund – Select Shares
Prime Money Market Fund – Trust Shares
Prime Money Market Fund – Capital Shares
Government Money Market Fund – Institutional Shares
Government Money Market Fund – Premium Shares
Government Money Market Fund – Select Shares
Government Money Market Fund – Trust Shares
Government Money Market Fund – Capital Shares
Treasury Money Market Fund – Institutional Shares
Treasury Money Market Fund – Premium Shares
Treasury Money Market Fund – Select Shares
Treasury Money Market Fund – Trust Shares
Treasury Money Market Fund – Capital Shares
S&P 500 Stock Fund
Bond Index Fund

2.	This rider shall become effective as of 12:01 a.m. on 06/30/2008 standard time.

By:    /s/ Frank J Scheckton
     (Authorized Representative)